N E W S   R E L E A S E

TALISMAN ENERGY PLANS TO BALANCE CASH AND SPENDING IN 2009
$3.6 BILLION BUDGET BUILDING ON STRATEGIC SUCCESS

CALGARY, Alberta – January 13, 2009 – Talisman Energy Inc. has announced its capital spending plans for 2009. The priorities for the coming year are:

•	Preserving financial strength and flexibility in a low price environment.
•	Advancing the strategy for long-term growth and building on the success from last year.
•	Continuing the focus on efficiency and costs.

The Company has budgeted for exploration and development spending of approximately $3.6 billion in 2009 and plans to fund these capital programs from cash flow and disposition proceeds. Including non-cash lease costs, total capital spending is expected to be approximately $4 billion. Talisman has set these plans assuming a US$40/bbl WTI oil price and a US$5/mmbtu NYMEX natural gas price in 2009.

The Company plans to issue its final 2008 results on March 5, 2009.

“We have assumed what we hope to be a conservative scenario for oil and gas prices in 2009,” said John A. Manzoni, President & CEO. "Talisman entered 2009 with a strong balance sheet and our objective this year is to preserve financial flexibility by living within our means and continue to advance our new strategy. We have achieved good progress on the strategy introduced last May and this new direction for the Company is proving to be robust.

“We have significantly more investment opportunities than available cash in the current environment, which allows us to be flexible in where we focus investment.  We will concentrate on continued implementation of our strategic priorities, sometimes at the expense of current production, because we believe our strategy will deliver the highest returns over time.  Based on our projected investment pattern, 2009 production should be broadly similar to last year, which is expected to come in at about 430,000 boe/d. This shift in spending towards higher quality strategic projects is expected to provide sustainable long-term growth at lower risk.

 “We will maintain a flexible approach to spending this year, which will allow us to navigate this dynamic environment. We plan to fund our capital programs from cash generated by operations plus proceeds from confirmed divestments. This includes approximately US$500 million received last week from our previously announced Netherlands sale.

“In line with our objective of focusing the portfolio, last year we sold non core assets comprising around 12,000 boe/d of production with after tax proceeds of around $1 billion. We intend to continue this process, recognizing that sales may be difficult in the current financial environment. We will also be mindful of opportunities created in this commodity price environment where it may be better value to buy than to build.

“While we are still in the process of evaluating our 2008 results, low year-end commodity prices will likely have a significant negative impact on reported reserves, predominantly in the UK. In addition, lower prices, combined with adding substantial amounts of high quality unconventional land in North America, while progressing a number of large international development projects, are expected to result in high reserve replacement costs in 2008. However, we expect the strategic shift to unconventional gas and a focus on larger international exploration targets will lead to a substantial reduction in these costs over time. We also see indications that costs are coming down and we will continue to manage our cost base carefully, both in terms of capital and operating costs, continually looking for opportunities to reduce them.

“The capital program is relatively balanced among: North America (33%); North Sea development (27%); Southeast Asia growth projects (19%); international exploration (18%, including North Sea and Southeast Asia exploration); with the remaining 3% allocated for the rest of the world.

“In North America, spending is expected to be approximately $1.2 billion this year. Spending on unconventional gas programs will account for approximately $1 billion of the total, with about two-thirds of unconventional spending budgeted for the Marcellus and Montney plays.  The North American unconventional program will be the primary user of any incremental capital that becomes available through the year either through higher prices or additional non-core asset sales. We are encouraged by the results in our core areas and see unconventional gas as one of the main drivers of long term growth for Talisman.

“North Sea development spending is focused on project developments at Yme in Norway, in addition to the Burghley development and the Auk North and South redevelopment in the UK.   We will delay some planned asset sales in the UK in this environment; however, our objective remains to establish the UK as a long term, high quality generator of free cash flow.  In Southeast Asia, the emphasis will be on achieving first oil from Northern Fields in the PM-3 CAA, continued development offshore Vietnam and increasing gas sales in Indonesia from Corridor and Tangguh.  We continue to look for additional investment opportunities in this low cost, energy rich part of the world.

“We have an exciting exploration program lined up this year with a second well planned for the Kurdistan region of Northern Iraq, appraisal of a previous Talisman discovery in Peru, completion of the Huron-1 well in Colombia and the TR3 well in Norway. In addition, there is an ongoing appraisal and evaluation program in Block 15-2/01 in Vietnam.  In total this year, we will participate in 24 exploration and appraisal wells, 11 of which we will operate.  Our longer-term objective is to add 150 mmbbls of resources per year at a cost of less than $5/bbl.

“Talisman enters 2009 with a strong balance sheet and a lot of flexibility.  We have made significant progress on our strategy in a very short period of time and will continue implementation. I am confident we will exit the year with the Company even better positioned for sustainable growth and value creation.”

The 2009 Capital Program

The 2009 capital program supports Talisman’s new strategic objectives outlined in May 2008. The Company has achieved significant progress in the past seven months:

•	Talisman sold interests in non-strategic properties in North America, Denmark and the Netherlands, with aggregate proceeds of $1 billion.

•
In North America, the Company spent $1.4 billion acquiring substantial amounts of high quality unconventional natural gas acreage and drilling approximately 186 gross unconventional pilot and development wells in new areas.

•	New projects were brought on in Southeast Asia (Northern Fields gas in Malaysia and Song Doc in Vietnam).

•
The Company added new exploration acreage in Colombia, the UK and also acquired interests in two blocks in one of the most prospective exploration areas in the world in the Kurdistan region of Northern Iraq.

North America

As part of the 2008 strategic review, Talisman decided to substantially increase its investment in unconventional natural gas.  A total of 186 gross unconventional wells were drilled in new areas in 2008.  The Company is continuing pilot programs in a number of areas and moving to development of others.  The Company also made significant additions to its already sizeable unconventional land base in 2008.

Talisman plans to spend $1.2 billion in North America in 2009, focusing on projects in areas where the Company has a large, material opportunity base. Approximately 80% of spending will be on unconventional properties, with $710 million allocated to development of the Pennsylvania Marcellus Shale and continued piloting and development of the Montney.  Spending on conventional assets in North America will be limited to existing commitments on heritage properties.  Although this will impact 2009 volumes, Talisman believes its unconventional opportunities have a better risk/return profile.

Following on its success in 2008 in the Marcellus Shale in Pennsylvania, where Talisman holds 140,000 net acres, the Company plans to move into the development stage.  Talisman plans to drill 36 gross horizontal wells in 2009, with up to five rigs drilling by the third quarter.  With continued success in Pennsylvania, the program could ramp up to 16 rigs in the area by 2010.

Talisman plans to continue building on its success in the Montney area, with a mix of pilot projects, development and land acquisitions in 2009. Talisman is active in several regions within the Montney.  In 2009, the Company plans to drill 49 gross wells, with the possibility of increasing this level with continued success.   By year-end, nine rigs will be drilling in the area.  Talisman holds 87,000 net acres of land in the Groundbirch area, where it will continue its pilot program in 2009.

Talisman will continue to pilot and prepare its Quebec landholdings for a 2010 drilling program.  The Company will also complete its drilling program in West Texas, which was part of the Hallwood transaction entered into in 2008.

Talisman’s drilling plans for 2009 include a total of 131 gross unconventional development wells and 29 gross pilot wells.  Talisman expects to have a total of 16 unconventional rigs deployed by the end of the year.

Southeast Asia

In Southeast Asia, the Company plans to leverage its successful track record in Malaysia and Indonesia and plans to spend approximately $850 million in 2009, primarily focusing on developing growth projects in the region.  The majority of spending will be on development drilling in the Northern Fields in Malaysia, where the Company expects to drill approximately 16 oil and gas wells and on the continued appraisal and development of Block 15-2/01 in Vietnam.  Talisman plans to drill three wells on the Block, one appraisal/development well in the basement structure and two exploration wells to test additional prospects.

In Malaysia, Talisman will progress Northern Field Development to first oil in the second quarter of 2009.  In Vietnam, sanction for the development of the Hai Su Trang field and for the Hai Su Den early production scheme is expected in the first half of 2009, with first production anticipated in 2012. In Indonesia, the Company expects first production from the Tangguh LNG project in the second quarter of 2009 and will pursue sanction of Suban Phase 3 in the Corridor PSC for first gas sales in 2013. In addition, Talisman will continue to evaluate exploration opportunities in existing Joint Study Agreement blocks as well as licencing rounds.

North Sea

In the North Sea, Talisman plans to spend approximately $1.4 billion in 2009, excluding a non-cash capitalized lease in Norway of $270 million.  Of this, approximately $750 million will be spent in the UK and $630 million in Norway, without the non-cash lease.  Approximately $235 million will be spent on exploration drilling, which includes two wells to follow-up on the Cayley discovery in the UK.

In Norway, the overall objective is to grow operations through development projects in the near term and through exploration in the mid- to long-term.  The cash capital program in Norway is approximately $630 million, of which approximately $340 million will be spent on Yme development and approximately $120 million on exploration.  Talisman’s development program in Norway includes 13 development wells, nine of which are operated.  Seven wells are planned on Yme and two wells each on the Brage and Gyda fields.

In the UK, the overall aim is to hold production flat and continue the UK as a free cash flow generator. Talisman plans development spending of $560 million, including drilling and completing two wells at Auk North, detailed engineering on the Auk South project and commencing the Burghley project.  In total, seven new development wells are expected to be drilled in 2009.  We have slowed expenditure on a number of projects in order to take advantage of a slowdown in the contracting environment

North Africa

In North Africa, capital spending is expected to be $66 million for 2009.  Talisman anticipates the El Merk development project will be sanctioned in the first quarter of 2009. Development drilling will commence in the second quarter of 2009 and first oil is planned for the first quarter of 2012.  At the Ourhoud field, a continuous development drilling program is planned through to mid-2010.

Exploration

Talisman’s global exploration strategy is to deliver organic growth to the Company by defining new exploration opportunities within the current asset base and identifying potential future core production areas.  Excluding North America, exploration spending in 2009 is budgeted at approximately $660 million.  Key wells planned include TR3 and Grevling in Norway, Situche Centrale appraisal in Peru, Huron-1 in Colombia and a second well in the Kurdistan exploration program.

In the North Sea, Talisman plans to support the existing core areas with four operated wells in the UK and three in Norway.  In Southeast Asia, Talisman will complete the appraisal program on Block 15-2/01 in Vietnam as well as progressing the evaluation of Pasangkayu, Sageri and the Joint Study agreement blocks in Indonesia.

In South America, Talisman will drill a well to appraise an earlier discovery in Block 64 in Peru. The Company will continue drilling operations of the Huron-1 well in the Niscota Block, drill an additional well in El Caucho and progress the evaluation of the recently awarded blocks in Colombia.

In the Kurdistan region of Northern Iraq, following the first well, which is currently drilling on Block K44, Talisman will drill the second of a three well commitment and acquire additional seismic over Block K39.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Vice-President,                                                                                                Christopher J. LeGallais, Vice-President,
Corporate & Investor Communications                                                                                                Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                                           Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                           E-mail:                       tlm@talisman-energy.com

02-09

Financial Information:

All dollar amounts are stated in Canadian dollars, except where otherwise indicated.

Forward-Looking Information

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding:

•	business plans for drilling, exploration, appraisal and development and estimated timing;
•	estimates of production and production growth;
•	expected impact of low year-end commodity prices;
•	business strategy and plans, including planned land acquisitions and pilot projects;
•	estimated timing and results of new projects, including the timing of new production first sales;
•	estimated amounts and timing and sources of capital expenditures;
•	outlook for oil and gas prices;
•	expected timing of results;
•	objectives regarding resource additions and costs;
•	expected timing of project sanctioning;
•	expected acquisition of seismic; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Talisman has set its 2009 capital expenditure plans assuming a US$40/bbl WTI oil price and a US$5/mmbtu NYMEX natural gas price. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	changes in general economic and business conditions;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;
•	the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	competitive actions of other companies, including increased competition from other oil and gas companies; and
•	the Company’s ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Gross Production

Throughout this press release, Talisman makes reference to production volumes.  Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.  U.S. readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

Boe Conversion

Throughout this press release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.